Exhibit 3

From: Nick Swenson <nickswenson@grovelandcapital.com>
Subject: board reform
Date: April 4, 2013 6:02:36 PM CDT
To: Brad Wilson <brad.wilson@bcbsnc.com>

Brad,

I believe shareholders very much want to see a reform of Air T's board & its capital allocation process. In recent days, I have spent time discussing my viewpoint with Walter.

Here is what I would like to see and what I believe other shareholders would be very pleased to see:

1) Immediate elimination of the SRP plan.

2) Board reduced to 7 members

3) 5 members from the current board (Clark, Wilson, Wicker, Swenson and [Gioffre or Simpson])

4) 2 new board members, each with buy-in from key independent board members and selected to address the skills set now needed---capital allocation

5) Split the Chairman & CEO roles. Brad Wilson and Nick Swenson serve as Co-Chairman or Brad Wilson at Chairman.

6) Nominating Committee. I would like to have one of the three seats on the Nominating committee.

7) Compensation Committee. Discuss

8) Capital Allocation Committee. Establish a board-level committee that develops rigorous methods and makes recommendations regarding capital allocation, including reviewing M&A criteria etc.

9)  Create Board Members Emeritus positions for Pay Sam Chesnutt and George Prill, pay a stipend to attend major board meetings.

10) My view of Walter's role is in part contingent on our discussions.

Regards,

Nick